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                          June 4, 2021

       Steven Mumma
       Chief Executive Officer
       NEW YORK MORTGAGE TRUST INC
       90 Park Avenue
       New York, New York 10016

                                                        Re: NEW YORK MORTGAGE
TRUST INC
                                                            Registration
Statement on Form S-4
                                                            Filed May 28, 2021
                                                            File Number:
333-256588

       Dear Mr. Mumma:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Davis at 202-551-4385 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction